SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2018

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2018 as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 5 hereof to the “Recent Developments—KfW” section; and

-

Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany” section with the text under the caption “Recent Developments—The Federal Republic of Germany” on pages 6 to 9 hereof.

This report is intended to be incorporated by reference into KfW’s prospectus dated May 11, 2018 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On November 6, 2019, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.109 (EUR 0.9017 per U.S. dollar).

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Nine Months Ended September 30, 2019

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW on the basis of the recognition and measurement principles of IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Group for the full year ending December 31, 2019.

The group’s total assets increased by 8.5%, or EUR 41.4 billion, from EUR 485.8 billion as of December 31, 2018 to EUR 527.2 billion as of September 30, 2019. The group’s operating result before valuation and promotional activities amounted to EUR 1,295 million for the nine months ended September 30, 2019, compared to EUR 1,125 million for the corresponding period in 2018. The main driver for the group’s operating result before valuation and promotional activities during the nine months ended September 30, 2019, was net interest income. The group’s operating result before valuation and promotional activities is before (i) risk provisions for the lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activities. These valuation effects consisted mainly of the following:

•

Expenses for risk provisions in an amount of EUR 45 million for the nine months ended September 30, 2019, compared to expenses for risk provisions in an amount of EUR 34 million for the corresponding period in 2018;

•

Positive effects in an amount of EUR 128 million as market values of securities and equity investments increased in the nine months ended September 30, 2019, compared to positive effects of EUR 96 million for the corresponding period in 2018;

•

Net losses in an amount of EUR 9 million for the nine months ended September 30, 2019, due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions, compared to net gains in an amount of EUR 296 million for the corresponding period in 2018(1); and

•

Expenses relating to promotional activities in an amount of EUR 101 million for the nine months ended September 30, 2019, compared to expenses in an amount of EUR 149 million for the corresponding period in 2018.

The group’s consolidated profit for the nine months ended September 30, 2019, amounted to EUR 1,245 million compared to EUR 1,252 million for the corresponding period in 2018.

(1)

KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the nine months ended September 30, 2019, as compared to the corresponding period in 2018.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Nine months ended September 30,		Year-to-Year
	2019	2018	% change
	(EUR in millions)		(in %)
SME Bank and Private Clients (Mittelstandsbank und Private Kunden)	26,391	28,439	-7
Customized Finance and Public Clients (Individualfinanzierung und Öffentliche Kunden)	5,061	6,176	-18
KfW Capital	103	95	8
Export and Project Finance (KfW IPEX-Bank)	17,549	11,945	47
Promotion of Developing Countries and Emerging Economies	3,503	3,832	-9
of which KfW Entwicklungsbank	2,634	3,023	-13
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	869	809	7
Financial Markets	1,018	1,023	0

Total Promotional Business Volume (1) (2)	53,535	51,330	4

(1)

Total promotional business volume for the nine months ended September 30, 2019, has been adjusted for commitments of EUR 90 million made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs, compared to adjustments of EUR 180 million for the corresponding period in 2018.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute and global funding facilities to Landesförderinstitute in 2019) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute and global funding facilities to Landesförderinstitute in 2019, commitments represent the actual amounts of funds disbursed in the relevant period. In the second quarter of 2019, the statistical reporting for the global funding facilities has been changed from volume of funds committed to actual amounts disbursed.

KfW’s total promotional business volume for the nine months ended September 30, 2019, increased to EUR 53.5 billion, compared to EUR 51.3 billion for the corresponding period in 2018. Commitments in KfW’s Export and Project Finance business sector increased significantly. This increase was partially offset by a decrease in commitments in KfW’s domestic business sectors SME Bank and Private Clients and Customized Finance and Public Clients as well as lower commitments of KfW Entwicklungsbank.

Commitments in the SME Bank and Private Clients business sector amounted to EUR 26.4 billion for the nine months ended September 30, 2019, compared to EUR 28.4 billion for the corresponding period in 2018. This decrease was mainly attributable to lower commitments under KfW’s innovation financing programs, as well as lower commitments under the program for energy-efficient construction and refurbishment. At the same time, KfW’s general investment program for SME and its housing investment programs experienced an increase in commitments. The increased demand in relation to KfW’s housing investment programs was driven by the program Baukindergeld.

Commitments in the business sector Customized Finance and Public Clients decreased to EUR 5.1 billion for the nine months ended September 30, 2019, compared to EUR 6.2 billion for the corresponding period in 2018. This decrease was primarily driven by a decrease in commitments attributable to global funding facilities to Landesförderinstitute and a decrease of global loans to selected financial institutions for the refinancing of leasing contracts and the refinancing of export loans.

Commitments in the business sector KfW Capital increased to EUR 103 million for the nine months ended September 30, 2019, compared to EUR 95 million for the corresponding period in 2018. This increase was driven by an increase in commitments via the ERP Venture Capital Fund.

Commitments in KfW’s Export and Project Finance business sector for the nine months ended September 30, 2019, amounted to EUR 17.5 billion, compared to EUR 11.9 billion for the corresponding period in 2018. This significant increase was mainly due to KfW IPEX-Bank’s higher commitments in various sectors, with the CIRR Ship Financing Programme and the maritime industries sector being the strongest contributors.

Commitments related to KfW’s Promotion of Developing Countries and Emerging Economies business sector amounted to EUR 3.5 billion for the nine months ended September 30, 2019, compared to EUR 3.8 billion for the corresponding period in 2018. This decrease was driven by overall lower commitments of KfW Entwicklungsbank, which were only partially offset by increased private sector contributions by DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH.

Commitments in KfW’s Financial Markets business sector for the nine months ended September 30, 2019, remained relatively stable at EUR 1,018 million compared to EUR 1,023 million for the corresponding period in 2018, due to an increase in commitments in the ABS portfolio, which was offset by a decrease in commitments in the ABCP portfolio.

Sources of Funds

The volume of funding raised in the capital markets for the ten months ended October 31, 2019, totaled EUR 75.5 billion, of which 51.8% was raised in euro, 26.2% in U.S. dollar and the remainder in nine other currencies.

Capitalization and Indebtedness of KfW Group as of September 30, 2019

(EUR in million)
Borrowings
Short-term funds	45,401
Bonds and other fixed-income securities	411,785
Other borrowings	22,902

Total borrowings	480,088

Equity
Paid-in subscribed capital (1)	3,300
Capital reserve (2)	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	18,621
Fund for general banking risks	600
Revaluation reserve	-1,120
Total equity	31,039

Total capitalization	511,127

(1)

KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of September 30, 2019, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(2)	Includes equity capital in the form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 7,150 million.

The capitalization of KfW Group as of September 30, 2019, is not necessarily indicative of its capitalization to be recorded as of December 31, 2019.

The increase of EUR 724 million in total equity, which totaled EUR 31,039 million as of September 30, 2019, compared to EUR 30,315 million as of December 31, 2018, reflected:

(i)	KfW Group’s consolidated profit of EUR 1,245 million for the nine months ended September 30, 2019;

(ii)	a decrease of EUR 526 million of revaluation reserves due to valuation results recognized directly in equity relating to pensions and own credit risk; and

(iii)	an increase in retained earnings of EUR 4 million relating to a disposal of fair value liabilities, which resulted in a reclassification from revaluation reserves directly into retained earnings.

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the EU Capital Requirements Regulation (Regulation EU No 575/2013, “CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, became applicable to KfW by analogy with effect from January 1, 2016. In June 2017, KfW received the approval from the German Federal Financial Supervisory Authority (Bundesanstalt für

Finanzdienstleistungsaufsicht) to calculate its regulatory capital requirements following the advanced internal ratings-based approach (“IRBA”) for a large part of its portfolio as of June 30, 2017. In line with regulatory requirements, KfW intends to obtain additional approval for other sub-portfolio segments by 2022.

Based on the results for the nine months ended September 30, 2019, KfW’s total capital ratio as well as its Tier 1 capital ratio according to Article 92 of the CRR amounted to 21.1% as of September 30, 2019 (not taking into account the interim profit of the third quarter of 2019 according to Article 26(2) CRR). The slight decrease of the total capital ratio and the Tier 1 capital ratio compared to June 30, 2019, when both ratios amounted to 21.2%, was mainly due to an increase of the derivative exposure that was only partially offset by the recognition of the interim profits of the first six months of 2019.

RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2018	0.4	2.1
3rd quarter 2018	-0.1	1.1
4th quarter 2018	0.2	0.6
1st quarter 2019	0.4	0.9
2nd quarter 2019	-0.1	0.4

(1)	Adjustment for seasonal and calendar effects according to the X-13 method.

In the second quarter of 2019, Germany’s gross domestic product (“GDP”) decreased by 0.1% compared to the first quarter of 2019 after price, seasonal and calendar adjustments.

Compared to the first quarter of 2019, positive contributions to growth came from domestic demand in the second quarter of 2019. Compared to the first quarter of 2019, both household final consumption expenditure (+0.1%) and government final consumption expenditure (+0.5%) increased in the second quarter of 2019. Capital formation also increased in the second quarter of 2019 compared to the first quarter of 2019, with fixed capital formation in machinery and equipment increasing by 0.6% and in other fixed assets increasing by 1.0%. Exports (-1.3%) recorded a markedly stronger quarter-on-quarter decrease than imports (-0.3%). Thus, the development of foreign trade contributed negatively to economic growth in the second quarter of 2019 compared to the first quarter of 2019.

In a year-on-year comparison, in price and calendar-adjusted terms, the German economy grew by 0.4% in the second quarter of 2019 compared to the second quarter of 2018, following increases of 0.9% in the first quarter of 2019 compared to the first quarter of 2018 and 0.6% in the fourth quarter of 2018 compared to the fourth quarter of 2017.

Source: Statistisches Bundesamt, Correction: Gross domestic product: detailed results for the 2nd quarter of 2019, press release of August 27, 2019 (https://www.destatis.de/EN/Press/2019/08/PE19_321_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
September 2018	0.2	1.9
October 2018	0.2	2.3
November 2018	-0.7	2.1
December 2018	0.0	1.6
January 2019	-0.8	1.4
February 2019	0.4	1.5
March 2019	0.4	1.3
April 2019	1.0	2.0
May 2019	0.2	1.4
June 2019	0.3	1.6
July 2019	0.5	1.7
August 2019	-0.2	1.4
September 2019	0.0	1.2

In September 2019, consumer prices in Germany increased by 1.2% compared to September 2018. Energy prices decreased by 1.1% compared to September 2018. Excluding energy prices, the inflation rate in September 2019 compared to September 2018 would have been 1.4%.

Compared to September 2018, food prices increased in September 2019 by 1.3%. Year-on-year price increases were recorded in September 2019 compared to September 2018 for meat and meat products (+4.6%) as well as fish, fish products and seafood (+3.2%). In contrast, the prices for edible fats and oils decreased considerably (-13.4%) in the same period.

The prices of goods overall increased by 0.6% in September 2019 compared to September 2018. In addition to food prices, year-on-year price increases were also recorded in September 2019 compared to September 2018 for other goods such as newspapers and periodicals (+5.1%), tobacco products (+4.3%) and new passenger cars (+2.4%).

The prices of services overall increased by 1.8% in September 2019 compared to September 2018, with a major factor being the increase in net rents exclusive of heating expenses (+1.4%). Significant price increases were observed for the maintenance and repair of vehicles (+5.0%), services of social facilities (+4.9%), air tickets (+4.3%), hairdresser services and other services for personal care (+3.2%) and catering services (+2.8%).

Compared to August 2019, the consumer price index remained unchanged in September 2019. Overall energy prices increased by 0.1% in September 2019 compared to August 2019, despite a price decrease for motor fuels (-0.8%). Considerable month-on-month price increases were recorded for clothing (+7.2%) and footwear (+2.7%). Due to the end of the summer holiday time, package holidays (-10.3%) and air tickets (-2.2%) saw seasonal price decreases in the same period.

Sources: Statistisches Bundesamt, Konjunkturindikatoren, Preisindizes im Überblick, Verbraucherpreisindex, Veränderungsraten zum Vorjahresmonat in % and Veränderungen zum Vormonat in % (https://www.destatis.de/DE/Themen/Wirtschaft/Konjunkturindikatoren/Preise/pre110.html); Statistisches Bundesamt, Consumer prices in September 2019: +1.2% on September 2018, press release of October 11, 2019 (https://www.destatis.de/EN/Press/2019/10/PE19_399_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
September 2018	3.3	3.4
October 2018	3.2	3.3
November 2018	3.2	3.3
December 2018	3.1	3.3
January 2019	3.4	3.2
February 2019	3.2	3.2
March 2019	3.5	3.2
April 2019	3.2	3.2
May 2019	3.0	3.1
June 2019	3.0	3.1
July 2019	3.1	3.1
August 2019	3.2	3.1
September 2019	3.0	3.1

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to September 2018, the number of employed persons increased in September 2019 by approximately 327,000 or 0.7%. Compared to August 2019, the number of employed persons increased in September 2019 by approximately 10,000 after adjustment for seasonal fluctuations.

In September 2019, the number of unemployed persons decreased by approximately 106,000 or 7.7% compared to September 2018. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in September 2019 stood at 1.32 million, remaining constant compared to August 2019. The adjusted unemployment rate was unchanged at 3.1% in September 2019.

Sources: Statistisches Bundesamt, September 2019: number of persons in employment up 0.7% year on year, press release of October 30, 2019 (https://www.destatis.de/EN/Press/2019/10/PE19_418_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to August 2019	January to August 2018
Trade in goods, including supplementary trade items	158.3	152.5
Services	-16.6	-15.6
Primary income	54.8	50.4
Secondary income	-31.6	-27.8

Current account	164.9	159.6

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Exports in August 2019: -3.9% on August 2018, press release of October 10, 2019 (https://www.destatis.de/EN/Press/2019/10/PE19_395_51.html).

Germany’s General Government Deficit/Surplus and General Government Gross Debt

The Federal Government projected in October 2019 that the German general government surplus will be 1 1⁄4% of GDP in the full year 2019 and 3⁄4% in 2020, following a surplus of 1.9% of GDP in 2018. The general government gross debt ratio is forecast to decline from 61.9% in 2018 to 59 3⁄4% in 2019 and further to 57 3⁄4% in 2020.

Source: Bundesministerium der Finanzen, Deutsche Haushaltsplanung 2020, Staatshaushalt, Oktober 2019, Tabelle 1 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Bundeshaushaltsplan/2019-10-15-Deutsche-Haushaltsplanung- 2020.pdf;jsessionid=FC92AAEADAC8DC9EAA7AD6F3A56A21C5?__blob=publicationFile&v=5).

Other Recent Developments

On October 17, 2019, the European Commission and UK negotiators agreed to a revised withdrawal agreement that was endorsed by the European Council. However, the revised withdrawal agreement has not yet been approved by the British parliament. On October 29, 2019, following a request of the UK, the European Council agreed to a third extension of the Article 50 Date (as defined in KfW’s Form 18-K for the fiscal year ended December 31, 2018) until January 31, 2020. The UK may leave earlier, on December 1, 2019, or January 1, 2020, if the revised withdrawal agreement is ratified by both parties prior to the new Article 50 Date. At the end of October 2019, the British parliament voted to hold general elections to the House of Commons on December 12, 2019.

Sources: European Council, Policies, Brexit (https://www.consilium.europa.eu/en/policies/eu-uk-after-referendum/); European Commission, European Commission recommends the European Council (Article 50) to endorse the agreement reached on the revised Protocol on Ireland / Northern Ireland and revised Political Declaration, press release, October 17, 2019 (https://europa.eu/rapid/press-release_IP-19-6120_en.htm); European Council, European Council adopts decision to extend the period under Article 50, press release, October 29, 2019 (https://www.consilium.europa.eu/en/press/press-releases/2019/10/29/brexit-european-council-adopts-decision-to-extend-the-period-under-article-50/); UK Parliament, MPs have voted for a early parliamentary general election, October 29, 2019 (https://www.parliament.uk/business/news/2019/october/mps-have-voted-for-a-early-parliamentary-general-election/); UK Parliament, Early Parliamentary General Election Bill proceeds to Royal Assent, October 31, 2019 (https://www.parliament.uk/business/news/2019/october/lords-debates-early-parliamentary-general-election-bill/).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ DR FRANK CZICHOWSKI

	Name:	Dr Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/s/ JÜRGEN KÖSTNER

	Name:	Jürgen Köstner
	Title:	Vice President

Date: November 7, 2019